082-03023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

SUPPL

August 30, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

07026380

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Letter to shareholders dated August 14, 2007.

(b) Information circular in connection with the annual and special meeting of shareholders to be held September 20, 2007.

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

9/14

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

SUPPLEMENTAL MAILING LIST

In accordance with National Instrument 54-102 andCommunication with Beneficial Owners of Securities of a Reporting Issuer (54-101), any registered shareholder may elect annually to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to be included in the company's supplemental mailing list and be entitled to receive interim financial statements, we ask that you complete the following and return it to the company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6.

I HEREBY confirm that I am a shareholder of the Company, and as such, request that you add my name to your supplemental mailing list.

The supplementary list will be updated each year, and therefore, a Return Card will be required annually in order to receive interim financial statements.

(PLEASE PRINT YOUR NAME AND ADDRESS)

____
(First Name and Surname)

____
(Number and Street)

____
(Apartment) (City)

____
(Province) (Postal Code)

Meeting Date: September 20, 2007 **Signed:**________________________
(Signature of Shareholder)

PROXY

For use at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on September 20, 2007.

The UNDERSIGNED SHAREHOLDER of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** hereby appoints Louis Hoel, President, whom failing, Ronald Haller, Secretary, or instead of either of them, ..., as nominee of the undersigned with full power of substitution, to attend, vote, act for the undersigned as if personally present at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on September 7, 2006 and any adjournment thereof, without limiting the general authorization and full power thereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or voted against or withheld from being voted as indicated below.

This proxy will be voted or voted against or withheld from being voted in accordance with the instructions specified. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN. THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

1. For [ ] or, Against [ ] or, Withhold from voting [ ] for the election of the nominees for directors identified in the information circular.
2. For [ ] or, Against [ ] or, Withhold from voting [ ] for the appointment of HARRIS & PARTNERS, CHARTERED ACCOUNTANTS, as auditor of Company and the authorization of the directors to fix his remuneration.
3. For [ ] or, Against [ ] the approval of a resolution approving the existing stock option plan enacted in 2003 in accordance with the policies of the TSX Venture Exchange for the directors, officers, employees and service providers of the Company.

The undersigned hereby revokes any proxies previously given.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed to the company.

DATED at , this day of , 2007.

(PRINT YOUR NAME AND ADDRESS)

(First Name and Surname) SIGNATURE OF SHAREHOLDER

(Number and Street) (Number of Shares)

(Apartment) (City)

(Province) (Postal Code)

10.0 Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0 Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

12.0 Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0 Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0 Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0 Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0 Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0 Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0 Renumeration of the Auditors

7.1 The renumeration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each annual meeting of the shareholders.

7.2 The renumeration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accouting principles of Canada.

8.0 Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0 Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

SCHEDULE "B"

GOLDEN HOPE MINES LIMITED (THE "COMPANY")
AUDIT COMMITTEE CHARTER

MAY 12, 2005

1.0 Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0 Members of the Audit Committee

2.1 At least one Member must be "financially literate" as defined under Multilateral Instrument 52-110 (the "Instrument") having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2 The Audit Committee shall consist of no less than three directors.

2.3 A majority of the Members of the Audit Committee shall be "independent" as defined under the Instrument, while the Company is in the developmental stage of its businesses.

3.0 Relationship with External Auditors

3.1 The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4.0 Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services,

SCHEDULE "A"

RESOLUTION OF SHAREHOLDERS
OF GOLDEN HOPE MINES LIMITED
(The "Company")

Approval of the Company's Stock Option Plan

BE IT RESOLVED THAT:

1. subject to regulatory approval, the Company approve the existing Stock Option Plan (the "Plan") substantially upon the terms and conditions of the Plan attached to the Management Information Circular dated August 14, 2007; and

2. the directors and officers of the Company are hereby authorized to take all such steps and execute and deliver for and on behalf of the Company all such documents as they deem necessary or desireable to give effect to the foregoing, and to reserve and set aside sufficient common shares of the Company for the purposes of the Plan, and such directors and proper officers are hereby authorized to make such changes, additions and alterations thereto as such regulatory authorities may require.

and affairs of the Company most corporate governance activities and issues are dealt with by the full board.

A majority of the directors of the Company are unrelated within the meaning of the guidelines published by the Toronto Stock Exchange. The Board members who would be considered related would be Theodore H. Polisuk, the Chairman and Louis Hoel, the President. None of the remaining directors are employed by the Company, have material consulting contracts with the Company or receive remuneration from the Company. The Board has not appointed a committee responsible for the appointment/assessment of directors. Any changes to the composition of the Board of Directors are discussed and determined by the full board in conjunction with the Chairman and the President.

In the past, the Company has made available, at the Company's expense, outside legal advisors to the directors of the Company on an "as needed" basis. The outside three current directors of the Company have extensive experience as directors of public corporations and as such are fully qualified to discharge their functions as outside directors. Based upon this and on the size and simplicity of the Company's operations, the Company has not implemented at this time all of the formal corporate governance guidelines establised by the Toronto Stock Exchange. The Board has under advisement the review of a strategic planning process and development of policies in this regard.

The undersigned hereby certifies that the contents and the sending of this information circular have been approved by the directors of the Company.

"LOUIS HOEL"
Louis Hoel, President

August 14, 2007

AUDIT COMMITTEE CHARTER

Multilateral Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every TSX Venture Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written Audit Committee Charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Company wherein management solicits proxies from the shareholders of the Company for the purpose of electing directors to the Board. This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the directors nor audit committee to alter or vary procedures to comply more fully with the Instrument, as amended from time to time. A copy of the Audit Committee Charter is attached hereto as Schedule "B".

VOTING OF SHARES

Persons registered on the books of the Company at the close of business on August 14, 2007, (the "record date") and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise have established ownership thereof and demand, not later than 10 days before the ANNUAL AND SPECIAL MEETING, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

At the date of this information circular, the Company has outstanding 48,079,379 common shares of its capital stock, each of which carries one vote. So far as the directors and officers of the Company are aware, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying in excess of 10% of the voting rights attached to the common shares of the Company are those set out below:

NAME & ADDRESS	NO. & CLASS OF SHARES	PERCENTAGE OF CLASS
CDS & CO. (a) Toronto, Ontario	35,731,098 common	74.32%

(a) The beneficial owners of these shares is unknown to the Company.

CORPORATE GOVERNANCE

The Company's Board of Directors has ultimate responsibility for the management of the Company. The Board of Directors discharges its responsibilities directly and through its Audit Committee. The Board of Directors meet at least two times per year with additional meetings being held as required.

The Company is a small corporation with no full-time employees and only five directors. Responsibility for the day-to-day management of the Company is undertaken by the President who also undertakes primary responsibility for effective communication between Company, its shareholders and the public. Shareholders communication, particularly financial communication, is reviewed by the Company's Board of Directors which also meets with the Company's auditor prior to the completion of the annual audit. Having regard to the size of the board and the amount of time required to administer the business

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

THE MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed proxy with the Company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a company by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked. A shareholder attending the meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED IN ACCORDANCE WITH THE CHOICE SO SPECIFIED IN THE PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND APPROVING THE EXISTING STOCK OPTION PLAN ENACTED IN 2003 IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

2. The number of Shares which may be reserved for issuance under the Plan and under all the Company's other previously established or proposed share compensation arrangements to any one Optionee within a one year period shall not exceed 5% of the outstanding issue of Shares.

3. The options can only be excercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or wihin a period of not more that 10 days after ceasing to be an eligible optionee or, if the optionee dies, within 90 days from the date of the optionee's death.

4. Options issued to Consultants engaged in Investor Relations Activities must vest in stages over a period of 12 months with no more than ¼ of the Options vesting in any three month period.

5. On the occurrence of a takeover bid, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the Plan may be inspected at the head office of the Company, 4 King Street West, Suite 1320, Toronto, ON M5H 1B6 during normal business hours and at the Meeting. In addition, a copy of the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Notice of options granted under the Plan must be given to the TSX Venture Exchange on a monthly basis. Any amendments to the Plan must also be approved by the TSX Venture Exchange and, if necessary, by the shareholders of the Company prior to becoming effective. Existing incentive stock options are not affected by the vote at this meeting with respect to the Plan.

The board of directors recommends that shareholders vote FOR the approval of the Plan.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE RESOLUTION OF THE OPTION PLAN, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

WARRANTS

There are presently outstanding warrants to acquire common shares as follows:

Warrants Outstanding	Exercise Price	Exercisable on/or before
962,143	$0.20	August 23, 2007
240,000	0.55	December 6, 2007
1,075,000	0.20	May 31, 2008
2,900,000	0.20	June 5, 2008
2,000,000	0.75	June 5, 2008
7,177,143		

WOODBINE AVENUE, SUITE 300, MARKHAM, ONTARIO, L3R 9W9 AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

FEES FOR AUDIT SERVICES RENDERED

During the fiscal year ended December 31, 2006, Harris & Company, Chartered Accountants, billed the Company $15,000 for audit fees. Harris & Company did not bill the Company any audit related, tax nor other fees as described in Multilateral Instrument 52-110.

STOCK OPTIONS

The board of directors of the Company passed a resolution on May 7, 2003 creating a new stock option plan (the "Plan"). The Plan is designed to encourage stock ownership by directors, officers, employees and service providers of the Company, who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for significant performance by such persons and to enable the Company to attract and retain valued persons. The Plan is subject to shareholder approval and approval of the TSX Venture Exchange.

Under the plan there are presently outstanding to officers, directors and service providers options as follows:

Options Outstanding	Exercise Price	Exercisable on/or before
29,000	$0.10	January 23, 2008
200,000	0.15	February 27, 2008
1,750,000	0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	May 19, 2010
2,209,000		

The aggregrate number of common shares which may be reserved and set aside for issuance to eligible persons under the Plan may not exceed 20% of the issued common shares of the Company. Based on the 48,079,379 common shares currently outstanding, an additional 7,406,875 options may be granted.

The approval of the Plan constitutes shareholder approval of future stock options granted to directors, senior officers and/or their management companies provided same are authorized by the Plan. The Plan will not be instituted if its establishment is not confirmed by a majority of votes cast at the meeting. A copy of the resolution approving the creating of the Plan is attached hereto as Schedule "A".

The terms of the Plan authorize the Board of Directors to grant stock option plans on the following terms:

1. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and

Other Compensation Matters

The Board of Directors of the Company as a whole determines the level of compensation in respect of the Company's senior executives. There were no long-term incentive awards made to the Named Executive Officers of the Company during the most recently completed financial year. There are no pension plan benefits in place for the named executive and none of the Named Executive Officers, senior officers or directors of the Company is indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Report on Executive Compensation

The Board of Directors has not established a compensation committee to determine the level of compensation in respect of the Company's senior executives. It is the responsibility of the Board of Directors as a whole to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Company's strategic objective of growth and enhancement of shareholder value through increases in stock price resulting from increases in reserves and production and enhanced annual cash flow.

Compensation for executive officers is composed primarily of two components: namely, base salary and performance bonuses. Performance bonuses are considered from time to time having regard to the above-referenced objectives.

The Board of Directors is also responsible for reviewing the Company's manpower and succession plan to ensure that adequate plans are in place.

Compensation of Directors

No compensation during the fiscal year ended December 31, 2006 was paid to directors pursuant to any other arrangement or in lieu of any standard arrangement.

All reasonable expenses incurred by directors in respect of their duties are reimbursed by the Company.

Indebtedness of Directors and Officers

No director or officer was indebted to the Company during the fiscal year ended December 31, 2006.

REPORT OF AUDITORS AND AUDITED FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2006, and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF HARRIS & COMPANY, CHARTERED ACCOUNTANTS, 8920

The term of office of each director will be from the date of the meeting at which he is elected until the annual meeting next following, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2006, 2005 and 2004 in respect of the individuals who were, at August 14, 2007, the executive officers of the Company (the "Named Executive Officers"). Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables. No officers of the Company are entitled to annual salary and bonus in excess of $100,000.

		Annual Compensation		Long-term Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation (1) ($)**	**Securities Under Option Granted (#)**	**All Other Compensation ($)**
Theodore H. Polisuk President and Director	2006	0	0	$18,000	0	0
Theodore H. Polisuk President and Director	2005	0	0	$18,000	0	0
Theodore H. Polisuk President and Director	2004	0	0	$18,000	0	0

(1) 154327 Canada Inc. is entitled to $18,000 in respect of management services provided during the year ended December 31, 2006. Mr. Theodore H. Polisuk is the sole director, officer and shareholder of 154327 Canada Inc. Mr. Theodore H. Polisuk was appointed Chairman of the Company and Mr. Louis Hoel was appointed President of the Company both on March 29, 2007.

Long-term Incentive Plan (LTIP) Awards

The Company currently has no Long Term Incentive Plans.

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of shareholders of **GOLDEN HOPE MINES LIMITED** (the "Company") to be held September 20, 2007, at 2:00 p.m. (Toronto time) at the BOARD OF TRADE, ONE FIRST CANADIAN PLACE, TORONTO, ONTARIO . Proxies will be solicited primarily by mail and may also be solicited by the directors and/or officers of the Company at nominal cost. The Company will bear the cost of solicitation of proxies.

ELECTION OF DIRECTORS

The board of directors have fixed the number of directors to be elected at the meeting at five (5). The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation	Director Since	No. of Voting Securities Owned, Controlled or Directed as at August 14, 2007 (2)
Theodore H. Polisuk Chairman and Director Solicitor	May 14, 1981	338,000 common
Louis Hoel (1) President and Director Investment Advisor	February 14, 2007	208,276 common
Gilles G. Dubuc (1) Director Executive and Proprietor	May 20, 1981	84,245 common
Peter H. Smith, Ph.D., P.Eng. (1) Director Geologist	May 30, 1997	418,500 common
Robert MacGregor, P.Eng. Director Mining Engineer	June 28, 2004	50,000 common

1. Member of audit committee.

2. The information as to voting shares beneficially owned, not being within the knowledge of the Company has been furnished by the respective nominees individually.

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the ANNUAL AND SPECIAL MEETING of shareholders of GOLDEN HOPE MINES LIMITED ("the Company") will be held on SEPTEMBER 20, 2007, at 2:00 p.m. (Toronto time) at the BOARD OF TRADE, ONE FIRST CANADIAN PLACE, TORONTO, ONTARIO, for the following purposes:

(a) to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2006 together with the report of the auditors thereon:

b) to appoint auditors for the current fiscal year of the Company and authorize the directors to fix their remuneration;

c) to elect directors for the Company;

d) to consider and if deemed advisable, approve and confirm a resolution approving the existing Stock Option Plan enacted in 2003 in accordance with the policies of the TSX Venture Exchange; the text of which is set forth in Schedule "A" to the management information circular; and

e) to transact any other business that may properly come before the meeting and any adjournments thereof.

Shareholders who are unable to attend the meeting in person, are requested to date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto on August 14, 2007

On Behalf of the Board of Directors

"LOUIS HOEL"
Louis Hoel, President

northwest of the town of Pembroke. All elements of both rural and urban infrastructure are readily available. Big Hill itself is 204 feet above sea level and characterized by gently rolling hills. Development of a major mine would have a positive enhancing effect on local industry and lifestyles. Environmental factors would be manageable at high standards and minimal cost.

Previous exploration work include 44,000 feet of diamond rilling, which was undertaken in the 1960's and 1970's and with a goal to locate very high grade ore-shoots within wide mineralized zones. In many cases, only silver assays were made and lead and zinc values ignored even when visually evident. Further, mineralized core between the high grade silver sections was not assayed. An immense porphyry-type deposit surrounding the high grade was not recognized. It is this deposit, similar to many of the famous huge western open-pit mines such as Lornex, Brenda and Highmont which is the focus of Golden Hope Mines development work today.

Management recognizes that large scale low grade mines are vastly more profitable than small high-grade operations and in the realization the Big Hill prospect contained a previously unappreciated open-pit potential amenable to low-cost mechanized mass-mining techniques. By doing so, Golden Hope can exploit the full metal potential of the deposit recovering not only the silver content but the zinc, lead, copper and gold values as well.

The property is underlain by volcanics rocks typical of the northern Appalachian region. In brittle rocks, mineralization typical of porphyry deposits occurs continuously for hundreds of feet as stockwork and shatter breccias. Where fissure feeders cut porous stratigraphic breccias, mineralization fills all original open spaces.

Secondary enrichment of silver, typical of some of the early famous western bonanzas, has been active in some structural zones such as the Mains Zone. Other possible, as yet untested, high-grade silver centers, are evidenced by spontaneous potential geophysical data.

Golden Hope Mines is establishing an aggressive exploration program for the property during the 2007 year.

Compilation of historical data is mandated. The Company will also undertake Aeromagnetic survey. These will help define and efficient gound surface and drilling exploration program with a goal of defining a 43-101 complaint resource estimate in 2007.

For further information regarding the company, contact Louis Hoel, at (416) 521-6362 or visit www.goldenhopemines.com.

By Order of the Board

"Louis Hoel"

LOUIS HOEL
President

Aeromagnetics survey and additional targets discoveries:

In January 2007 the Company conducted high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Company's, wholly-owned, Bellechasse Gold Project in Quebec. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey, conducted by Geophysics GPR International Inc. of Longueuil, Québec, indicates a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes that the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

The helicopter survey covered 1331 line kilometers using a towed, drag-oriented platform. Flying at a maximum speed of 50 km/hr, the survey used 75 m spacing on lines oriented NW – SE (N45W.) The two blocks being examined were centered over the St-Magloire area (North Zone, Champagne sulphide zone and the Timmins and its associated gold zones) and over Lac Etchemin near the western end of Golden Hope's Bellechasse property.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public aeromagnetic Federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac- Etchemin and the St-Magloire areas, which has helped to identify late-stage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

Following the geophysical survey, the company launched its 2007 exploration program, with a focus on the North Zone - Champagne - Timmins zone corridor. Thus far, over 20 targets have been defined. These will be investigated quickly by stripping or trenching, which will also assist in expanding the Company's understanding of the entire project area.

In May, the company hired Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a 5,700-foot diamond drilling program on several promising targets across its wholly-owned Bellechasse Gold project. The first phase of this latest drilling focuses on the Timmins gold deposit, aiming to define the structure, continuity and extent of this particular quartz vein deposit, which is one of numerous mineralized zones identified on the property thus far. Following completion of the latest drilling on Timmins, the drill will be moved to begin examining several other key and highly promising targets on the Bellechasse property that remain virtually untested.

Big Hill Property, Pembroke Maine Zinc, Silver, Gold project:

This Zinc, Silver, Gold property is situated in Washington County Maine and ideally located near the coast about 14 miles from the deep water port of Eastport. The prospect is 3 miles

In October 2006, the Company announced a sampling program using large-diameter drilling. A program of approximately 1000 meters of large-diameter drilling was planned to sample the Timmins gold deposit. 700 meters (2,330 feet) of 153mm diameter drilling in 19 holes gave 628 samples for processing. The total weight of samples is approximately 30 tonnes. Processing of these samples is in progress using preparation laboratory facilities set up by the company in its warehouse in Ste Magloire, 6km (3.7 Miles) from the property. Analytical services are being provided by Eastern Analytical Limited, Springdale, Newfoundland.

The purpose of the Fall 2006 down-hole-hammer drilling program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

Mineralization known in the Timmins Zone is hosted in a diorite-gabbro (the Timmins gabbro) emplaced approximately 400 million years ago. Mineralization is slightly younger than the intrusive, and apparently developed during the cooling phase of the intrusive event. The intrusive appears to be a plug about 500m (1,640 feet) in diameter that is only partially exposed by erosion. Much of the surface of the plug lies beneath a thin capping of sedimentary rocks of the Magog Group.

The Timmins North Zone lies on the northwest shoulder of the intrusive and shows evidence of shallow northwest-dipping fracture zones invaded by quartz. One such zone is exposed on surface and repetitions have been identified in core from historical diamond drill holes, some as deep as approximately 300m below surface.

A total of 628 samples providing slightly over 30 tonnes of material were collected. Results of preliminary assaying are available for about half of the total.

During orientation a one kilogram cut was taken from each sample and sent for standard fire assay on a 1AT aliquot, followed by Total Pulp Metallic treatment of the entire quantity submitted.

In most cases TPM assaying of the preliminary samples confirmed the initial values. Therefore, subsequent sampling used results from the first fire assay to determine which samples should receive further treatment. Any sample giving detection limit or less than approximately 250ppb can be considered waste and further treatment, except under special circumstances, is not warranted.

All samples returning values greater than 1g/tonne justify more detailed attention, along with some lower grade sections within the quartz-rich zones.

Seven samples have been subjected to detailed investigation and, based on preliminary results received to date, about 70 additional samples are marked for similar treatment.

Preliminary results were announced in February 2007, the highlights of which are as follows: 12 g/t Au over 2 meters; 6.16g/t over 4 meters; and 4.57g/t over 5 meters;

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST
SUITE 1320
TORONTO, ONTARIO
M5H 1B6

August 14, 2007

TO THE SHAREHOLDERS

The Company has two mineral properties, the Bellechasse gold project in Quebec and the Big Hill zinc-silver-gold property in Maine.

Bellechasse Gold Project:

The 100% owned Bellechasse property is located south East of Quebec City at the end of the Apalachian range of mountains. The property consists of 531 claims totaling 21,100ha (52,140 acres). It covers over 60% of a known mineralized belt. The South-eastern Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt, a geological environment that is similar to that hosting such large gold deposits as the thrust-fault controlled Maruntau (140 million ounces Au) in Kirghistan, Bakyrchik (8 million ounces) and Vasilkovskoye (12 million ounces). Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River. However, previous prospecting efforts have focused on coarse gold deposits, rather than the less obvious, fine gold mineralization that is often characteristic of mega-deposits.


LITHOLOGIC UNITS
Devonian
Calcareous sediments
Ordovician
Magog Group
Gabbro
St-Victor (siltstone/mudstone)
Beauceville (black slates)
Etchemin (mudstone)
Frontiere (sandstone/mudstone)
St-Daniel (melange)
Cambrian
Rosaire (paraschists)
Caldwell Group
Abitibi basalts
Arkose, mudstone
Serpentinite
Paragneiss
LEGEND
Golden Hope Mines claims
Gold showing/target
Zn-Au-Cu-Ag showing/deposit
Ni-Zn-Cu-Au showing/deposit
BAIE VERTE BROMPTON THRUST FAULT
Etchemin
USA
Map Area
Hudson Bay
Ontario
Quebec
10 km
GOLDEN HOPE MINES LIMITED
BELLECHASSE PROPERTY, QUEBEC
REGIONAL GEOLOGY

END